[FIRST FINANCIAL HOLDINGS, INC. LETTERHEAD]

December 1, 2010

Via Edgar

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 000-17122

Dear Mr. Cline:

This letter sets forth the responses of First Financial Holdings, Inc. (the “Company” or “First Financial”) to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2010 in connection with our letter filed on November 15, 2010 in response to the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.
We have considered the information provided in Appendix A in response to comments 1 through 5 of your letter dated November 15, 2010.  Based on the information contained in the Appendix A, it appears your characterization of the target reviews you performed in fiscal 2010 and as discussed in your response, may not be consistent with how you described them in your Forms 10-Q for that period.  Therefore, please incorporate the information contained in Appendix A into your Form 10-K for fiscal 2010.  Specifically, we believe the information as noted below should be included in your Form 10-K:

•	Bullet points following paragraph 2
•	Paragraphs 3,6,7,12, 13 (including bullet points), 16, 17

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
December 1, 2010

•	Table following paragraph 8
•	Remaining sentences in paragraph 10 starting with the sentence beginning “Please also note that Land-A&D loans”

Response:

The Company acknowledges the Commission’s request and will incorporate the information requested in the appropriate sections of Management’s Discussion and Analysis in the September 30, 2010 Form 10K to be filed on or about December 14, 2010.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (843) 529-5456 or bbettendorf@firstfederal.com.

Sincerely,

/s/Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President & Chief Financial Officer